Exhibit 99.3
BELLUS HEALTH INC.
ANNUAL INFORMATION FORM
Fiscal year ended December 31, 2008
March 25, 2009

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	1
OUR BUSINESS	2
Research and Development Programs	5
Recent Developments	5
Other Product Candidates	7
Government Funding Agreements	7
Intellectual Property	7
Human Resources	8
Facilities	8
Risk Factors	8
DIVIDENDS	19
DESCRIPTION OF CAPITAL STRUCTURE	19
MARKET FOR SECURITIES	21
PRIOR SALES	22
DIRECTORS AND OFFICERS	22
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
AUDIT COMMITTEE FINANCIAL EXPERT	27
AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES	27
TRANSFER AGENT AND REGISTRAR	28
INTEREST OF EXPERTS	29
ADDITIONAL INFORMATION	29
SCHEDULE A – AUDIT COMMITTEE CHARTER	30

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “BELLUS Health” or the “Corporation”, mean or refer to BELLUS Health Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this annual information form). Except as otherwise stated, all dollar amounts and references to US$ are to United States dollars and CDN$ refers to Canadian dollars.
Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and nutraceutical industries, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, and changes to the competitive environment, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in our public filings. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable securities law.
Unless otherwise noted, in this annual information form, all information is presented as at December 31, 2008.
CORPORATE STRUCTURE
Name, Address and Incorporation
BELLUS Health (formerly named “Neurochem”) was incorporated on June 17, 1993 under the Canada Business Corporations Act (the “CBCA”) in association with PARTEQ Research and Development Innovations (“PARTEQ”), the technology transfer office of Queen’s University, Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class “A” Shares into Common Shares and cancel the Class “A” Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.
Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.
Intercorporate Relationships
BELLUS Health Inc. has an indirect wholly-owned subsidiary, BELLUS Health (International) Limited, a Swiss corporation. BELLUS Health (International) Limited is wholly-owned by BELLUS Health Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by BELLUS Health Luxco II S.à r.l., a Luxembourg corporation. BELLUS Health Luxco II S.à r.l. is wholly-owned by BELLUS Health Luxco I S.à r.l. & Cie S.C.S., a Luxembourg limited partnership whose sole limited partner is BELLUS Health Inc. and whose sole general partner is BELLUS Health Luxco I S.à r.l., a Luxembourg corporation wholly-owned by BELLUS Health Inc. BELLUS Health Inc. is also the sole shareholder of OVOS Natural Health Inc., a CBCA company, and BELLUS Health U.S. LLC, a Delaware limited liability company. OVOS Natural Health US Limited, a Delaware corporation, is wholly-owned by BELLUS Health Luxco II S.à r.l. 4166591 Canada Inc., a CBCA company, is wholly-owned by BELLUS Health Luxco II S.à r.l. and BELLUS Health Inc. BELLUS Health (Innodia) Inc., a CBCA company, is wholly-owned by

4166591 Canada Inc. and BELLUS Health Inc. All of such entities, other than BELLUS Health Inc., are sometimes collectively referred to in this annual information form as our “Affiliates”.
OUR BUSINESS
We are a global health solutions company focused on the development and commercialization of products to provide innovative health solutions. We are engaged in both pharmaceutical and nutraceutical activities. Our pharmaceutical pipeline, targeting disorders for which there are no known cures, includes candidates for the treatment of Amyloid A (AA) amyloidosis, Type II diabetes and certain features of metabolic syndrome and Alzheimer’s disease (AD). The Corporation’s nutraceutical efforts, conducted through its wholly owned subsidiary OVOS Natural Health Inc. (“OVOS Natural Health”), are dedicated to the research, development, and commercialization of condition-specific branded nutraceuticals, with a focus primarily on memory and cognition.
Our first nutraceutical product, VIVIMIND™ (also known as tramiprosate and homotaurine), introduced onto the market to protect memory function, was launched in Canada and globally on the Internet in September 2008. We aim to generate revenue in the short- to medium-term through the marketing of nutraceutical products, thereby facilitating the medium- to long-term development and commercialization of our pharmaceutical pipeline.
Pharmaceutical Business
Our pharmaceutical efforts are focused around our core technology platform of amyloid inhibitors. Our pipeline includes KIACTA™ (eprodisate), in Phase III development for AA amyloidosis; NC-503 (eprodisate), in a proof-of-concept Phase II trial for Type II diabetes and certain features of metabolic syndrome; and a prodrug of tramiprosate, which is in preclinical development for AD. In contrast with most available treatments for AA amyloidosis and AD, which alleviate the symptoms, our pipeline consists of disease-modifying drug candidates, compounds whose objective is to slow or stop the progression of a disease.
KIACTA™ (Eprodisate) for AA amyloidosis
KIACTA™ is being developed to treat AA amyloidosis, a disease marked by an abnormal accumulation in organs and tissues of certain proteins (called amyloid A) that cause organ dysfunction, failure, and eventually death. AA amyloidosis usually occurs as a result of chronic inflammatory diseases, such as rheumatoid arthritis or chronic infections. Currently available treatments focus on treating the underlying diseases and reducing their harmful effects on certain organs, though no cure or treatment to date has been able to prevent or stop the deposition of amyloid in tissues. It is estimated that over 40,000 patients are presently diagnosed with AA amyloidosis in the US and Europe and over 85,000 are suspected to have the disease.
KIACTA™ directly targets AA amyloidosis, rather than just treating the underlying inflammatory condition, by inhibiting the deposition of these fibrils in tissues. This treatment approach has potential applicability to other types of amyloidoses as well, including primary (AL) amyloidosis, familial amyloidosis, and AD. KIACTA™ has been granted Orphan Drug designation or its equivalent by the US Food and Drug Administration (“FDA”), the European Medicines Agency (“EMEA”), and Swissmedic (Switzerland). These designations may benefit our development of KIACTA™ by providing reduced application and review fees, and the possibility of seven and ten years of market exclusivity in the US and in the EU, respectively.
Clinical Development of KIACTA™ for AA amyloidosis
KIACTA™ completed a Phase II/III clinical trial in December 2004, which provided evidence of the effectiveness of KIACTA™ in the treatment of the renal manifestations of AA amyloidosis. Patients receiving eprodisate had a 42% lower risk of renal worsening/death compared to placebo-treated patients. Patients on eprodisate also had a significantly slower rate of decline in creatinine clearance (a reduction of clearance indicates worsening of renal disease). Although results of the Phase II/III clinical trial for KIACTA™ showed significant effects in preventing the progression of AA amyloidosis-associated renal disease/death (p-value of 0.025), the FDA indicated in an approvable letter received in July 2007 that an additional confirmatory efficacy trial with a target p-value of 0.05 would be necessary for approval of the compound. A similar decision was reached in the EU in December 2007, where the EMEA also concluded that another study would be needed to confirm the effectiveness of KIACTA™.
We plan to file the new protocol amendment to the Investigational New Drug (IND) application for the second confirmatory pivotal Phase III trial for KIACTA™ during the first half of 2009. The design of this new Phase III study is based on discussions confirmed by minutes and a special protocol assistance program with the EMEA and the FDA, respectively. Both agencies have agreed on the pre-specified composite primary endpoint and that this second Phase III trial is confirmatory with a target p-value of 0.05.
In December 2004, we entered into a collaboration and distribution agreement with Centocor, Inc. (“Centocor”), a subsidiary of Johnson & Johnson, for the exclusive distribution rights for KIACTA™ for the prevention and treatment of AA amyloidosis. In April 2008, we regained full ownership rights and control of KIACTA™ after termination of our collaboration agreement with Centocor. During the second quarter of 2008, we refunded the refundable portion (US$6,000,000) of the upfront payment received from Centocor in 2005.
NC-503 (Eprodisate) for Type II diabetes and certain features of metabolic syndrome
In addition to its effects on amyloid formation, eprodisate has also shown beneficial effects on the metabolic changes associated with Type II diabetes in animal models. NC-503 is currently in a proof-of-concept Phase II clinical trial in Canada in patients with Type II diabetes presenting certain features of the metabolic syndrome. Interim results are expected in the first half of 2009.
Type II diabetes is a group of metabolic diseases characterized by high blood sugar levels (hyperglycemia) resulting from the body’s inability to produce and/or properly use insulin. Metabolic syndrome entails biochemical abnormalities in the body, such as abdominal obesity, high cholesterol, high blood pressure, and insulin resistance. Metabolic syndrome can lead to the onset of Type II diabetes or cardiovascular disease. The International Diabetes Federation (IDF) estimates that more than 246 million people worldwide suffer from Type I or Type II diabetes, with the number of cases likely to reach 380 million by 2030. Specifically, Type II diabetes accounts for approximately 90% to 95% of all diagnosed adult cases. In 2007, global spending to treat and prevent diabetes and its complications was estimated at $232 billion. Currently, there is no known cure for Type II diabetes or the metabolic syndrome, and current treatments focus on achieving glycemic control (i.e., normal blood glucose levels) by way of diet, exercise, and a combination of oral medications and, eventually, insulin injections.
In July 2008, we acquired Innodia Inc. (“Innodia”), a closely held company that developed treatments for diabetes and obesity. The acquisition helped strengthen our diabetes-related portfolio. In particular, we believe that this strategic acquisition accomplished two objectives: (1) expanded our diabetes-related pipeline through Innodia’s identified candidate leads; and (2) accelerated our diabetes projects through access to Innodia’s expertise in diabetes and obesity.
Clinical Development of NC-503
Results from animal studies suggest that NC-503 protects the kidney and decreases serum glucose levels. Treatment with NC-503 in preclinical studies correlated with the preservation of 40% more pancreatic islet cells secreting insulin than in the control group. NC-503 also raised insulin plasma levels and lowered triglyceride and cholesterol levels compared to controls. We believe that NC-503’s ability to help preserve pancreatic islet cells is a key factor in differentiating this candidate from other products in development. We initiated a multicenter proof-of-concept Phase II study in Canada in early 2008 to investigate the safety and efficacy of NC-503 in Type II diabetes patients. The primary objectives of this study are to validate NC-503’s ability to improve glycemic and metabolic control in Type II diabetes patients and to determine the candidate’s pharmacokinetic profile.
Prodrug of Tramiprosate
We are currently advancing a program in the preclinical stage for the development of a prodrug of tramiprosate to treat AD. A prodrug is a pharmaceutical substance derived by chemical modification of a biologically active compound. A prodrug, often absorbed as an inactive or less effective form, is metabolized in vivo into its active form. Prodrugs are generally designed to have enhanced pharmacokinetic properties, including improved oral absorption and tissue specificity.
AD, the most common form of dementia, is a degenerative neurologic disorder that attacks the brain’s nerve cells (neurons), resulting in the loss of cognitive functions, memory, and language skills, and causing behavioral changes. AD initially affects areas of the brain associated with short-term memory, language and reasoning, such as the hippocampus and the cerebral cortex. In people with advanced AD, the affected areas of the brain are dramatically reduced in size due to nerve cell death.
It is estimated that there are now more than five million people in the US living with AD and over 26 million afflicted individuals. According to the American Alzheimer’s Association, AD is the sixth leading cause of death in the US and the fifth leading cause of death in the elderly. The disease entails the formation in the brain of two abnormal microscopic structures: (1) beta-amyloid (Aβ) plaques—Aβ protein fragments and cellular material that form in the spaces between the nerve cells of the brain; and (2) neurofibrillary tangles—insoluble twisted fibers composed largely of tau protein, which build up inside nerve cells. Researchers believe that these structures are responsible for the mental decline associated with AD, presumably by interfering with the communication between neurons in the brain and later leading to the death of these neurons.
Currently, no existing treatment can cure AD or stop its progression; existing therapies only treat symptoms, such as cognitive function decline. In an effort to attack the cause of the disease, researchers are looking for ways to prevent the formation of Aβ plaques. Tramiprosate, an Aβ antagonist, is a small molecule that interferes with the process leading to the formation of Aβ plaques. The development of amyloid antagonists could be helpful not only to treat AD, but also for the more than 20 diseases that show a presence of amyloid deposits, including Type II diabetes and Creutzfeldt-Jakob disease.
Our prodrug development program is based on data from a North American Phase III clinical trial of ALZHEMED™ (tramiprosate, homotaurine), a product candidate for AD. That trial began in June 2004. We announced termination of the pharmaceutical development of ALZHEMED™ in November 2007 after announcing, in August 2007, that it was not possible to draw definitive conclusions with respect to the treatment effect of ALZHEMED™ in mild to moderate AD patients. The trial of ALZHEMED™ showed numerical differences on cognitive decline in favor of tramiprosate versus the control. Among the positive outcomes, post-hoc analysis utilizing an adjusted model aiming to address the confounding factors, found a substantial reduction in hippocampal volume loss with tramiprosate, which reached statistical significance when compared to placebo.
Nutraceutical Business
In addition to our clinical and developmental stage pharmaceutical candidates, we are commercializing branded nutraceutical products through our wholly owned subsidiary, OVOS Natural Health. OVOS Natural Health’s vision focuses on developing and commercializing evidence-based health solutions with substantiated claims supported by science and made with quality ingredients that respect Good Manufacturing Practice standards. OVOS Natural Health’s goal is initially to build a franchise with several products marketed to aid brain function and then to expand to other conditions, with the goal of becoming a category market share leader. OVOS Natural Health draws on a team of world-renowned clinical and scientific investigators, leveraging more than 15 years of research and development experience from BELLUS Health. OVOS Natural Health also leverages the knowledge and expertise of the ten key opinion leaders making up the Canadian Advisory Board (5 pharmacists and 5 naturopaths) to help guide OVOS Natural Health’s scientific and marketing efforts. OVOS Natural Health introduced VIVIMIND™ in Canada and globally on the Internet in September 2008. Focused primarily on protecting memory, VIVIMIND™ is targeted at aging baby boomers.
Nutraceuticals are derived from foods but taken as supplements in much higher concentrations than diet alone is able to provide, and are thought to provide health or medical benefits. According to a 2008 report in a publication covering the pharmaceutical, vitamin, and health food industries, world demand for nutraceutical supplements was in the billions of dollars in 2008, part of a larger nutritional products industry valued at over $170 billion. It has become expected that consumers of nutraceuticals that they will look for solid clinical studies and scientifically backed claims when making a product or brand selection, lending credibility to a segment that is still constrained by skepticism generated through a history of misleading or unsupported claims. Moreover, the global market for memory protection in the natural health sector presently exceeds $1 billion worldwide, which we believe could be several times larger by 2015 as VIVIMIND™ (with its novel mode of action supported by considerable science, safety, and efficacy) enters the marketplace, in addition to an aging global population. By 2050, the population of older persons is expected to reach nearly two billion, almost triple the 700 million people over 60 in 2006.
VIVIMIND™ is positioned to protect against ongoing memory decline in healthy aging adults, with a particular emphasis on age associated memory impairment (AAMI). AAMI is a common condition, characterized by mild memory decline, occurring in close to one in three people aged 60 to 78 as part of the normal aging process. Homotaurine, the main active ingredient of VIVIMIND™, occurs naturally in certain seaweed, and prevents the formation, accumulation and toxicity of amyloid Aβ proteins in the brain. Homotaurine has been shown in preclinical and clinical trials to accomplish the following: (1) protect a brain structure associated with memory and learning; (2) preserve memory; (3) sustain brain cell health; (4) maintain verbal skills and comprehension ability; and (5) support planning and execution skills. In post-hoc analysis of the data from the Phase III trial of ALZHEMED™, the use of homotaurine preserved hippocampal volume by 68% as measured by brain scan (MRI) and improved patients’ cognitive performance by 33%, in both cases when compared to placebo.
Altogether, VIVIMIND™ is supported by over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. To our knowledge, no other natural health product addressing memory function has the same level of scientific background and support for its claims as VIVIMIND™—believed to be a differentiating factor that may benefit OVOS Natural Health in the nutraceutical industry. Already available in Canada and globally via the Internet, we plan to launch VIVIMIND™ in the US in 2009, pending notification, and in the EU in 2011.
Research and Development Programs
In addition to our clinical and developmental stage drug candidates, we have ongoing efforts to develop products to grow our presence in the nutraceutical market and ongoing efforts to develop treatments for Type II diabetes and certain side effects of this disease.
Recent Developments
On January 8, 2009, our common stock was delisted from the NASDAQ Capital Market following our formal notice of our intention to voluntarily delist our common stock, notice to the public by press release and the formal notice provided to the US Securities and Exchange Commission, in December 2008. The decision was taken in light of the continuing, extreme short-term volatility in the financial markets and, accordingly, in our market value. Originally, we received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of our listed securities has been below the minimum US$50,000,000 requirement for continued inclusion on the NASDAQ Global Market. We filed an application to transfer the listing of our common stock from the NASDAQ Global Market to the NASDAQ Capital Market and the transfer was effective as of November 14, 2008. We then received a Deficiency Letter dated December 1, 2008, from NASDAQ Staff stating that, for 10 consecutive trading days, the market value of our listed securities had been below the minimum US$35,000,000 requirement for continued inclusion on the NASDAQ Capital Market. We then formally initiated the steps to voluntarily delist by notifying the NASDAQ Stock Market of and issuing a press release regarding our intention to voluntarily delist our common stock from the NASDAQ Capital Market. We received the consent of the holders of over a majority in value of our $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (the “2006 Notes”) and amended the trust indenture governing the 2006 Notes so as to permit delisting from the NASDAQ Capital Market. Our listing on the Toronto Stock Exchange (the “TSX”) was not affected by the delisting from the NASDAQ Capital Market. We will continue to be subject to the filing and other obligations of the US securities laws applicable to non-US reporting companies during 2009.
During 2008 and the first quarter of 2009, the Corporation undertook extensive efforts to secure additional financing for its operations and to complete other transactions providing liquidity, but given the state of the credit and capital markets completing a financing or other transactions has proven difficult. On February 26, 2009, we announced that we received letters from each of FMRC Family Trust (“FMRC”), a trust of which Dr. Francesco Bellini is a beneficiary, and Victoria Square Ventures Inc. (“VSVI”), a subsidiary of Power Corporation of Canada, pursuant to which each has committed to subscribe for securities of BELLUS Health in an amount of up to CDN$10 million (CDN$20 million in the aggregate) or such lesser amount as is necessary to allow BELLUS Health to operate in accordance with its 2009 budget. The commitments expired on March 23, 2009 and replaced the commitments of Picchio Pharma Inc. announced by BELLUS Health on October 21, 2008.
On March 12, 2009, we announced that we had reduced our workforce by approximately 45%, effective as of such date. It is expected that this reduction in the workforce and other related measures will result in annual savings of approximately CDN$3.5 million. The current programs related to our existing product and product candidates will not be affected by the cuts, which are being made primarily in basic research and research-related functions, as well as support and administrative functions.
On March 24 we announced that notwithstanding the expiration of the financing commitments on March 23, 2009, the Corporation remains in discussions regarding the potential financing with FMRC and VSVI. The commitments are subject to the conditions announced on February 26, 2009, and discussions have taken place with a number of BELLUS Health’s other stakeholders. At the time of the announcement on March 24, these conditions had not yet all been met. If a transaction is completed, the nature, terms, pricing and security to be granted in respect of such securities will be determined through negotiation between BELLUS Health and each of FMRC and VSVI and the other stakeholders. FMRC and VSVI are, directly and indirectly, shareholders of BELLUS Health. See “Risk Factors”. While progress has been made with the stakeholders with respect to the conditions to the financing, there can be no assurance that any transaction will proceed and the Corporation is reviewing all of its alternatives, including availing itself of legislation allowing it to reorganize its affairs.
Sales and Marketing – Growth Strategy
Our growth strategy aims to provide revenue generation in the short to medium term through the sale of nutraceuticals, and centers on the development of a pipeline in pharmaceutical products in the medium- to long-term.
Pharmaceutical Business
With respect to our pharmaceutical candidates, we intend to pursue different commercialization strategies in the various regions of the world. We intend to retain full commercialization rights for products in markets that we can adequately reach on our own. In other territories and geographic locations, we intend to partner with biotechnology companies, pharmaceutical companies, or other entities possessing complementary marketing and commercial networks. Collaborations could include arrangements for distribution, co-promotion, out-licensing, and in-licensing.
Nutraceutical Business
The objective of our nutraceutical business is to create a line of condition-specific natural health products, with evidence-based claims supported by scientific research. The strategy for VIVIMIND™ is to leverage the Canadian launch into strategic partnerships to aid in the product’s regulatory approval and commercialization in other countries. We seek to use VIVIMIND™ as the starting point for future line extensions by leveraging the product’s substantiated benefits supported by science, as this characteristic is a differentiating factor in the nutraceutical industry.
In September 2008, OVOS Natural Health launched VIVIMIND™ in Canada and globally on the Internet, with plans to introduce the product in the US in 2009, pending notification, and in the EU in 2011, and in Japan on a longer time horizon. Additionally, OVOS Natural Health is looking at retail launches other geographies on an opportunistic basis. OVOS Natural Health uses an outsourced sales force. In Canada, VIVIMIND™ is available to consumers through traditional retail channels, such as drug stores, mass merchandisers, and grocery chains, as well as through leading natural health food stores, and on the Internet. As of the end of December 2008, VIVIMIND™ was available at over 2,000 retail points of sale across Canada, including Wal-Mart Stores, Inc. (WMT-NYSE), Shoppers Drug Mart Corp. (SC-TSX), and Loblaw Companies Ltd. (L-TSX). The points of distributions are targeted to reach up to 3,800 by mid-2009.
In our view, the science behind VIVIMIND™, as well as OVOS Natural Health’s marketing and sales campaign, provide OVOS Natural Health with a distribution advantage in natural health product stores. OVOS Natural

Health’s experience in the natural health product sector has been positive to date, as penetration of VIVIMIND™ in this trade segment continues to expand. OVOS Natural Health believes this is principally due to a three-pronged strategy: (1) the science behind the product; (2) a defined marketing strategy; and (3) a fully developed in-store sales strategy. Thus, the acceptance of VIVIMIND™ by natural health product stores allows us to offer the product in two channels of trade: (1) the traditional food, drug and mass market; and (2) natural health food stores.
To follow its condition-specific strategy, OVOS Natural Health is positioning VIVIMIND™ to target AAMI. This strategy includes a public education campaign on the AAMI condition.
Other Product Candidates
In addition to our ongoing clinical work, we are looking to expand our pharmaceutical and nutraceutical product pipelines through in-house research and development, and possibly through in-licensing and/or merger and acquisition activities.
Government Funding Agreements
In 1999, we entered into an agreement with the federal Ministry of Industry (Technology Partnerships Canada (“TPC”) program) regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of AD. Under the terms of this agreement, as amended in 2005, we are committed to pay to TPC royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of AD until December 31, 2010. After December 31, 2010, we may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches CDN$20.54 million. Under the agreement, we are committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.
Intellectual Property
Our approach regarding our intellectual property (IP) portfolio is to file and/or license patents and patent applications as appropriate and to obtain patent protection in at least the major pharmaceutical markets, including the US, major European countries, Japan, and Canada. We also rely on trade secrets, proprietary unpatented information, trademarks, and contractual arrangements to protect our technology and enhance our competitive position.
We currently have over 110 issued patents, including approximately 15 issued US patents, and approximately 240 pending applications. The patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods of treating diseases, disorders, or conditions. For the most part, the patents and applications are wholly owned by the BELLUS Health group of companies.
KIACTA™
While the original patent filings for KIACTA™ are set to expire in 2014, they should be subject to patent term extensions in many countries until 2019, and more recently filed cases could potentially provide some additional protection until 2026. KIACTA™, after regulatory approval as a drug, could be entitled to Orphan Drug exclusivity for seven years in the US and up to 10 years in the European Union.
NC-503
Two international Patent Cooperation Treaty (PCT) patent applications have been filed to protect the use of NC-503 for treating diabetes, metabolic syndrome, diabetic nephropathy, and related conditions.

Prodrug of tramiprosate
Several patent applications have been filed covering prodrugs of tramiprosate, which would have potential for patent protection ranging from 2024 to 2028.
VIVIMIND™
The BELLUS Health group of companies owns a significant patent portfolio for the protection of VIVIMIND™ in the major jurisdictions. In addition, there are pending applications, which would have the potential to provide additional patent protection until as late as 2026, and corresponding foreign cases in other jurisdictions, including Australia, Brazil, China, Mexico, New Zealand, South Africa and South Korea.
Human Resources
As at March 24, 2009, we employ 72 people. Of these 72 people, 11 are scientists with Ph.D degrees and 10 are scientists with M.Sc. degrees.
Facilities
We lease facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada. Our lease has a 15 year initial term, expiring in 2020, with two additional 5 year renewal options and a buy-back option after 12 years. We originally owned these facilities, but entered into a sale-leaseback transaction with an affiliate of Alexandria Real Estate Equities, Inc. in November 2005.
Risk Factors
Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.
BELLUS Health will require significant additional financing, and the Corporation may not have access to sufficient capital, especially in the challenging current economic environment. Accordingly, there is significant uncertainty as to whether the Corporation will have the ability to continue as a going concern beyond the first quarter of 2009.
During the past year, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, and in particular, biotechnology companies, to access these markets for financing. At the same time, a slowdown in the general economy began to manifest itself. As previously mentioned, as a result of the decrease in the market price of its shares, the Corporation’s common stock was delisted from the NASDAQ Capital Market. Since maintaining a listing on a recognized American stock exchange was a condition of financing under the equity line of credit facility of the Corporation, the Corporation is no longer able to avail itself of funds under this agreement. The Corporation will need to raise additional funds to pursue its operations beyond the first quarter of 2009.
At December 31, 2008, the Corporation had available cash, cash equivalents, and marketable securities of $10,595,000. Given the Corporation’s cash position and the requirement to secure additional capital by the end of the first quarter of fiscal 2009 in order to continue its operations beyond the first quarter, the Corporation is continuing to actively pursue additional financing.
In this regard, the Corporation had received letters from each of FMRC and VSVI, a subsidiary of Power Corporation of Canada, pursuant to which each has committed to subscribe for securities of BELLUS Health in an amount of up to CDN$10 million (CDN$20 million in the aggregate) or such lesser amount as is necessary to allow

BELLUS Health to operate in accordance with its 2009 budget. The commitments expire on March 23, 2009 and replace the commitments of Picchio Pharma Inc. announced by BELLUS Health on October 21, 2008.
On March 24 we announced that notwithstanding the expiration of the financing commitments on March 23, 2009, the Corporation remains in discussions regarding the potential financing with FMRC and VSVI. The commitments are subject to the conditions announced on February 26, 2009, and discussions have taken place with a number of BELLUS Health’s other stakeholders. At the time of the announcement on March 24, these conditions had not yet all been met. If a transaction is completed, the nature, terms, pricing and security to be granted in respect of such securities will be determined through negotiation between BELLUS Health and each of FMRC and VSVI and the other stakeholders. FMRC and VSVI are, directly and indirectly, shareholders of BELLUS Health. While progress has been made with the stakeholders with respect to the conditions to the financing, there can be no assurance that any transaction will proceed and the Corporation is reviewing all of its alternatives, including availing itself of legislation allowing it to reorganize its affairs.
No definitive agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Corporation’s control. As a result, there is significant uncertainty as to whether the Corporation will have the ability to continue as a going concern beyond the first quarter of 2009.
BELLUS Health intends to raise additional funds through public or private financing, collaborations with other pharmaceutical companies, or financing from other sources. Additional funding may not be available on terms that are acceptable to the Corporation. If adequate funding is not available on reasonable terms, BELLUS Health may need to delay, reduce, or eliminate one or more of its product development programs or obtain funds on terms less favorable than it would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to the Corporation’s shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of BELLUS Health’s future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render the Corporation more vulnerable to competitive pressures and economic downturns.
BELLUS Health’s future capital requirements are substantial and may increase beyond its current expectations depending on many factors: the pre-launch and launch activities associated with the commercialization of any products; the duration and results of clinical trials for KIACTA™ and NC-503; unexpected delays or developments in seeking regulatory approvals; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing the Corporation’s business development and commercialization strategies; the outcome of any litigation; and further arrangements with collaborators.
BELLUS Health has a history of losses and has not generated any significant product sales revenue to date. The Corporation may never achieve or maintain profitability.
BELLUS Health’s potential pharmaceutical product candidates are still only in development, and as a result, the Corporation has not generated significant revenues from product sales to date. BELLUS Health has incurred substantial expenses in its efforts to develop products, and consequently, has generated operating losses each year since its inception. As of December 31, 2008, the Corporation had an accumulated deficit of approximately US$366,476,000. BELLUS Health’s losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. The Corporation does not expect to generate any significant revenues from pharmaceutical product sales in the immediate future. While BELLUS Health has been generating some revenues since September 2008 from the commercialization of VIVIMIND™ by OVOS Natural Health, the Corporation may never successfully commercialize any products, whether pharmaceutical or nutraceutical. Even if BELLUS Health succeeds in developing commercial products, it expects to incur additional operating losses for at least the next several years. If the Corporation does not ultimately commercialize products and achieve or maintain profitability, an investment in its shares could result in a significant or total loss.

BELLUS Health does not have the required approvals to market any of its pharmaceutical product candidates, and the Corporation does not know if it will ever receive such approvals.
To date, none of the Corporation’s pharmaceutical product candidates has received regulatory approval for commercial sale. BELLUS Health cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials as well as such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of BELLUS Health’s pharmaceutical product candidates before the Corporation can submit regulatory applications. Preparing, submitting, and advancing applications for regulatory approval is sometimes complex, costly, and time consuming and entails significant uncertainty.
In August 2007, BELLUS Health announced that the results of the North American Phase III clinical trial of ALZHEMED™ were inconclusive with respect to the primary endpoints over 18 months of treatment, which led to the early termination of drug development activities for this candidate. The Corporation also initiated a “rolling” NDA regarding KIACTA™ for the treatment of AA amyloidosis in August 2005 under the CMA Pilot 1 program, and has since received two approvable letters (in September 2006 and July 2007). In addition, on December 14, 2007, BELLUS Health announced that the CHMP, being the scientific committee of the EMEA, had issued a negative opinion recommending refusal of the Marketing Approval Application for KIACTA™ for the treatment of AA amyloidosis. Even if a product candidate is approved by the FDA or any other regulatory authority, it may not obtain approval for an indication that has a market large enough to recoup the Corporation’s investment in that product candidate. BELLUS Health may never obtain the required regulatory approvals for any of its product candidates.
BELLUS Health does not have the required formal approvals or authorizations to market its nutraceutical products, and the Corporation does not know if it will ever receive such approvals or authorizations.
To date, none of BELLUS Health’s nutraceutical products have been formally approved or authorized for commercial sale. Nutraceuticals are subject to approval and authorization processes that vary from jurisdiction to jurisdiction. There is no assurance that BELLUS Health will obtain the approvals or authorizations in any jurisdiction or otherwise be allowed to commercialize any nutraceutical products.
BELLUS Health’s clinical trials may not yield results that will enable the Corporation to obtain regulatory approval for its pharmaceutical products.
The Corporation will only receive regulatory approval for a pharmaceutical product candidate if it can demonstrate in carefully designed and conducted clinical trials that the pharmaceutical product candidate is safe and effective. BELLUS Health does not know whether its current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products.
Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. The Corporation has suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, BELLUS Health may decide to repeat or redesign a trial or discontinue the development of one or more of its product candidates. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If the Corporation fails to adequately demonstrate the safety and efficacy of its products under development, BELLUS Health will not be able to obtain the required regulatory approvals to commercialize its product candidates.
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards, and must meet the requirements of these authorities; must meet requirements for informed consent, and must meet requirements for good clinical practices.
BELLUS Health may not be able to comply with these requirements with respect to one or more of its product candidates. The Corporation relies on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. BELLUS Health’s reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, BELLUS Health will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, the Corporation will be unable to meet its anticipated development or commercialization timelines. Either circumstance could cause the price of the Corporation’s Common Shares to decline.
If BELLUS Health encounters difficulties enrolling patients in clinical trials, the trials could be delayed or otherwise adversely affected.
Clinical trials for product candidates require BELLUS Health to identify and enroll a large number of patients with the disorder under investigation. The Corporation may not be able to enroll a sufficient number of patients to complete the clinical trials in a timely manner. Patient enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the study in question, perceived risks and benefits of the drug under study, availability of competing therapies, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If BELLUS Health has difficulty enrolling a sufficient number of patients to conduct its clinical trials as planned, it may need to delay or terminate ongoing clinical trials.
Setbacks in any of the clinical trials would likely cause a drop in the price of the Corporation’s Common Shares.
BELLUS Health suffered significant setbacks in 2007. In August 2007, the Corporation announced that the results of the North American Phase III clinical trial of ALZHEMED™ did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. In November 2007, the Corporation announced the early termination of the drug development activities surrounding the European Phase III clinical trial for the study of ALZHEMED™. BELLUS Health has since redirected its in-house AD efforts to the development of prodrugs of tramiprosate.
Further setbacks in any phase of the clinical development of BELLUS Health’s product candidates would have an adverse financial impact and could jeopardize FDA or EMEA approval, and would likely cause a further drop in the price of the Corporation’s Common Shares.
Even if BELLUS Health obtains regulatory approvals for its product candidates, the Corporation will be subject to ongoing government regulation.
Even if regulatory authorities approve any of the Corporation’s pharmaceutical and/or nutraceutical product candidates, the manufacture, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.
BELLUS Health and its contract manufacturers are required to comply with applicable current Good Manufacturing Practice (cGMP) regulations for the manufacture of products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before they can be used in the commercial manufacturing of pharmaceutical and nutraceutical products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.
If the Corporation or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, BELLUS Health may be subject to sanctions, including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Corporation’s products.
If BELLUS Health’s products do not gain market acceptance, the Corporation may be unable to generate significant revenues.
Even if the Corporation’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of BELLUS Health’s products will depend on a number of factors including demonstration of clinical effectiveness and safety, the advantages and disadvantages of the Corporation’s products relative to alternative treatments, the availability of acceptable pricing and adequate third-party reimbursement, and the effectiveness of marketing and distribution methods for the products. If BELLUS Health’s products do not gain market acceptance among consumers, physicians, patients, and others in the medical community, the ability to generate significant revenues from its products would be limited.
BELLUS Health may not achieve its projected development goals in the announced and expected time frames.
The Corporation sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that BELLUS Health’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that the Corporation will be able to adhere to its current schedule for the launch of any of its products. If BELLUS Health fails to achieve one or more of these milestones as planned, the price of its Common Shares would likely decline.
If BELLUS Health fails to obtain acceptable prices or adequate reimbursement for its pharmaceutical products, the Corporation’s ability to generate revenues will be diminished.
BELLUS Health’s ability to successfully commercialize its pharmaceutical products will depend significantly on the ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Corporation has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. BELLUS Health’s pharmaceutical products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Corporation to sell its products on a competitive basis. BELLUS Health may not be able to negotiate favorable reimbursement rates for its pharmaceutical products.
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Corporation’s commercial opportunity and reduce any associated revenue and profits. BELLUS Health expects proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that the Corporation or any current or potential collaborators could receive for any of the pharmaceutical products and could adversely affect profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. If BELLUS Health fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of the products would be adversely affected or there may be no commercially viable market for the Corporation’s products.
Competition in the Corporation’s targeted markets is intense, and development by other companies could render BELLUS Health’s products or technologies non-competitive.
The biopharmaceutical and nutraceutical industries are highly competitive. New products developed by other companies in these industries could render the Corporation’s products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that BELLUS Health is developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than the Corporation’s products. BELLUS Health expects competition from biopharmaceutical, nutraceutical, and pharmaceutical companies and academic research institutions to increase over time. Many of BELLUS Health’s competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources. The Corporation’s competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than BELLUS Health can or at a lower price.
BELLUS Health may not obtain adequate protection for its products through its intellectual property.
BELLUS Health’s success depends, in large part, on its ability to protect the Corporation’s competitive position through patents, trade secrets, trademarks, and other intellectual property rights. The patent positions of pharmaceutical, nutraceutical, and biopharmaceutical firms, including BELLUS Health’s, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to BELLUS Health may not provide it with any competitive advantage. The Corporation’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to BELLUS Health will circumvent patents by means of alternate designs or processes. The Corporation may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. BELLUS Health may be required to disclaim part of the term of certain patents. There may be prior art of which the Corporation is not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which BELLUS Health is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Corporation’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe BELLUS Health’s patents. Applications for patents and trademarks in Canada, the US, and in foreign markets have been filed and are being actively pursued. Pending patent applications may not result in the issuance of patents, and the Corporation may not develop additional proprietary products that are patentable.
Patent applications relating to or affecting the Corporation’s business may have been filed by a number of pharmaceutical, nutraceutical, and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with BELLUS Health’s technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that the Corporation could otherwise obtain. BELLUS Health could become involved in interference proceedings in the US in connection with one or more of its patents or patent applications to determine priority of invention. The Corporation’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the US. In addition to patents, the Corporation relies on trade secrets and proprietary know-how to protect its intellectual property. BELLUS Health generally requires employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Corporation is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is the exclusive property of BELLUS Health. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to the Corporation’s or otherwise gain access to BELLUS Health’s trade secrets.
BELLUS Health currently has the right to use certain technology under license agreements with third parties. The Corporation’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause BELLUS Health to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, the Corporation may not be able to rely on its intellectual property to protect its products in the marketplace.

BELLUS Health may infringe the intellectual property rights of others.
The Corporation’s commercial success depends significantly on its ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which BELLUS Health is not aware that its products infringe or patents that the Corporation believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which BELLUS Health is unaware that may later result in issued patents that its products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that the Corporation’s product infringes.
The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. BELLUS Health is aware of, and has reviewed, third-party patents relating to the treatment of amyloid-related diseases, and the Corporation believes that its product candidates do not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, BELLUS Health may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of products or lead to prohibition of the manufacture or sale of products by the Corporation.
Patent litigation is costly and time consuming and may subject BELLUS Health to liabilities.
The Corporation’s involvement in any patent litigation, interference, opposition, or other administrative proceedings will likely cause BELLUS Health to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Corporation to significant liabilities.
BELLUS Health may not obtain trademark registrations.
The Corporation has filed applications for trademark registrations in connection with its product candidates in various jurisdictions, including in the US. BELLUS Health does not believe that any of these current trademarks is critical to the success of the product candidate to which it relates, and the Corporation intends to file applications for other possible trademarks for its product candidates. No assurance can be given that any of BELLUS Health’s trademarks will be registered in the US or elsewhere, or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if the Corporation is successful in these trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request that a company reconsider the name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve any of the Corporation’s trademarks or will not request reconsideration of one of these trademarks at some time in the future. During the summer of 2006, the trademark KIACTA™ was accepted by the FDA. In addition, pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to its opposition to the trademark application for ALZHEMED™ in the US, BELLUS Health agreed not to register ALZHEMED™ in the US and elsewhere except for Canada, Switzerland, China, Japan, South Korea, and Taiwan.
The market price of the Corporation’s Common Shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.
BELLUS Health is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Corporation’s Common Shares may experience a high level of volatility. During the year ended December 31, 2008, BELLUS Health’s Common Shares traded between $2.74 and $0.35 per share on the TSX and US$4.00 and US$0.21 on the NASDAQ. Numerous factors, including many over which the Corporation has no control, may have a significant impact on the market price of its Common Shares, including, among other things, the following: (1) clinical and regulatory developments regarding the Corporation’s products and product candidates and those of its competitors; (2) arrangements or strategic partnerships by BELLUS Health or its competitors; (3) other announcements by the Corporation or its competitors regarding technological, product development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting BELLUS Health’s product candidates and its competitors’ products in the US, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the US, Canada, or abroad; and (13) purchases or sales of blocks of BELLUS Health’s securities.
Listing on the TSX may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the Corporation’s Common Shares, regardless of its operating performance. In addition, sales of substantial amounts of its Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of the Corporation’s Common Shares to decline.
On December 18, 2008, Picchio Pharma announced a reorganization (the “Picchio Pharma Reorganization”) of its holdings and the transfer of all the Common Shares it owns to its shareholders, VSVI and 1324286 Alberta Inc. (“Albertaco”), a wholly-owned subsidiary of FMRC. Giving effect to the Picchio Pharma Reorganization, Power Technology Investment Corporation (“PTIC”) and FMRC own, directly or indirectly, an aggregate of approximately 25.73% of the Corporation’s outstanding Common Shares as at December 31, 2008. A decision by the foregoing persons to sell a substantial amount of the Corporation’s Common Shares could cause the trading price of such Common Shares to decline substantially. Furthermore, shareholders may initiate securities class action lawsuits if the market price of BELLUS Health’s stock drops significantly, which may cause the Corporation to incur substantial costs and could divert the time and attention of its management.
These factors, among others, could depress the trading price of the Corporation’s securities. Because BELLUS Health may experience high volatility in its Common Shares, individuals or entities should not invest in the stock unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable. The market liquidity for BELLUS Health’s stock is low, particularly given the current financial crisis affecting global market conditions. While a more active trading market may develop in the future, the limited market liquidity for the Corporation’s stock may affect investor’s ability to sell at a price that is satisfactory to them.
BELLUS Health’s revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of its Common Shares.
The Corporation’s revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause BELLUS Health’s share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following: the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates; the timing of regulatory submissions and approvals; the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the product candidates; the outcome of any litigation; changes in foreign currency fluctuations; the conversion of any convertible Notes; the timing of achievement and the receipt of milestone payments from current or future collaborators; failure to enter into new or the expiration or termination of current agreements with collaborators; and failure to introduce the product candidates to the market in a manner that generates anticipated revenues.
Due to fluctuations in the Corporation’s revenues and expenses, BELLUS Health believes that period-to-period comparisons of its results of operation are not indicative of future performance. It is possible that in some future quarter or quarters, revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of the Corporation’s Common Shares could fluctuate significantly or decline.

BELLUS Health will not be able to successfully commercialize its product candidates if the Corporation is unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties for such purposes.
In order to commercialize the Corporation’s product candidates successfully, BELLUS Health intends, on a product-by-product basis, either to develop internal sales, marketing, and distribution capabilities or make arrangements with third parties to perform some or all of these services. The Corporation currently has limited marketing capabilities and no sales force. To the extent that BELLUS Health internally develops a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing the Corporation’s products, BELLUS Health would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, BELLUS Health may be unable to compete successfully against these companies. The Corporation may not be able to do so on favorable terms. The Corporation may rely on additional third parties to market and sell its products in certain territories, rather than establish an internal sales force. If BELLUS Health contracts with third parties for the sale and marketing of its products, revenues will depend upon the efforts of these third parties, which may not be successful. If the Corporation fails to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, BELLUS Health’s business, financial condition, and results of operations will be materially adversely affected.
BELLUS Health is subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair the Corporation’s ability to conduct operations.
BELLUS Health is highly dependent on its management and clinical, regulatory, and scientific staff, the loss of whose services might adversely impact the Corporation’s ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific, and regulatory personnel is critical to BELLUS Health’s success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. The Corporation’s management agreement with Picchio International Inc. (“Picchio International”), pursuant to which Dr. Francesco Bellini, BELLUS Health’s chairman, president, and chief executive officer (CEO), provides management services to the Corporation, is subject to automatic renewal for successive one-year terms unless one party notifies the other at least 90 days prior to the then current termination date (December 31, 2009) of its intention not to renew the management agreement. Neither Picchio International nor the Corporation had issued such a notice prior to the relevant date in 2008. The Management Services Agreement was, therefore, automatically renewed for a one-year period, ending on November 30, 2009.
BELLUS Health is subject to the risk of product liability claims, for which the Corporation may not have, or may not be able to obtain, adequate insurance coverage.
Human therapeutic and/or nutraceutical products involve the risk of product liability claims and associated adverse publicity. Currently, BELLUS Health’s principal risks relate to participants in the clinical trials who may suffer unintended consequences, and to consumers of VIVIMIND™. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming BELLUS Health’s products. The Corporation may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against BELLUS Health could have a materially adverse effect on its business, financial condition, or results of operations.
BELLUS Health’s business involves the use of hazardous materials, which requires the Corporation to comply with environmental regulation.
The Corporation’s discovery and development processes involve the controlled use of hazardous and radioactive materials. BELLUS Health is subject to federal, provincial, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, BELLUS Health could be held liable for any damages that result, and any such liability could exceed the Corporation’s resources. BELLUS Health may not be adequately insured against this type of liability. The Corporation may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business, or assets may be materially adversely affected by current or future environmental laws or regulations.
Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact the Corporation’s future financial position or results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect BELLUS Health’s financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and the Corporation may make, or may be required to make, changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as BELLUS Health, and insurance costs are increasing as a result of this uncertainty.
The Corporation may not have the ability to raise the funds to purchase its outstanding Convertible Notes on the purchase dates or upon a change in control or, if BELLUS Health irrevocably elects to settle the conversion of such Notes in cash and shares, make the cash payment due upon conversion.
As of December 31, 2008, the 2006 Notes and the 6% Senior Notes issued in May 2007 (the “2007 Notes,” and together with the 2006 Notes, collectively the “Notes”) that remain issued and outstanding had an aggregate face value of $46.6 million. On each of November 15, 2011, November 15, 2016, and November 15, 2021, holders of the 2006 Notes may require BELLUS Health to purchase, for cash, all or a portion of its 2006 Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date. If a change in control occurs, holders of the Notes may require the Corporation to repurchase, for cash, all or a portion of its Notes. BELLUS Health does not expect to generate any significant revenue from product sales in the immediate future, and the Corporation expects to incur additional operating losses for at least the next several years. BELLUS Health may not have sufficient funds for any required repurchase of the Notes. In addition, if the Corporation irrevocably elects to settle the conversion of the Notes in cash and shares, it must pay the principal return, and, in certain circumstances, other amounts, in cash. BELLUS Health may not have the cash available to repurchase the Notes or to pay the principal return. In addition, the terms of any borrowing agreements that the Corporation may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a change in control. These agreements may also make BELLUS Health’s repurchase of Notes, or any cash payment made upon conversion of the Notes, an event of default under the agreements. If the Corporation fails to repurchase the 2006 Notes or pay the cash payment due upon conversion when required, BELLUS Health will be in default under the trust indenture by virtue of which the Notes were issued.
Furthermore, under certain circumstances that are currently prevailing, and subject to regulatory approvals, the conversion rate of the 2006 Notes will be adjusted, as of the open of business on October 15, 2009, to an amount equal to a fraction where the numerator is $1,000 and the denominator is the adjusted average of the closing sale prices of Common Shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. No adjustment will be made if it would reduce the conversion rate otherwise in effect.
The Corporation’s level of leverage may harm BELLUS Health’s financial condition and results of operations.
BELLUS Health’s total consolidated long-term debt as of December 31, 2008, had an aggregate face value of $46.6 million. At December 31, 2008, the shareholders’ deficiency (negative equity) on the balance sheet was $40.0 million The Corporation’s level of indebtedness could have important consequences to its security holders, because of the following: (1) it could affect BELLUS Health’s ability to satisfy its obligations under the Notes; (2) a substantial portion of the Corporation’s cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions, or general corporate or other purposes; (3) it may impair BELLUS Health’s ability to obtain additional financing in the future; (4) it may limit the Corporation’s flexibility in planning for, or reacting to, changes in its business and industry; and (5) it may make BELLUS Health more vulnerable to downturns in its business, its industry, or the economy in general.
BELLUS Health may incur losses associated with foreign currency fluctuations.
Effective July 1, 2007, the Corporation adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities, and financing is denominated in US dollars. BELLUS Health’s operations are in many instances conducted in currencies other than the US dollar (principally in Canadian dollars and Euros) and the Corporation holds cash, cash equivalents, and debt in other currencies (principally in Canadian dollars). Fluctuations in the value of foreign currencies relative to the US dollar could cause BELLUS Health to incur currency exchange losses.
BELLUS Health may incur losses related to investments in asset-backed commercial paper (“ABCP”).
As at December 31, 2008, the Corporation held $12,250,000 in principal value of third party ABCP, including $5,719,000 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the “Committee”) in December 2007 was approved by the ABCP holders. Subsequent to year-end, on January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Corporation received new floating rate interest-bearing notes (“New notes”) in exchange for its ABCP; $1,884,000 of MAV2 Class A-1 Notes, $2,265,000 of MAV2 Class A-2 Notes, $411,000 of MAV2 Class B Notes, $141,000 of MAV2 Class C Notes, $695,000 of MAV2 IA Tracking Notes, $5,000,000 of MAV3 IA Tracking Notes and $1,781,000 million of MAV3 TA Tracking Notes. The MAV 2 Class A-1 and A-2 notes carry an “A” rating from DBRS and the other MAV2 tracking notes, as well as the MAV3 notes held by the Corporation, are not rated. The legal maturity of the notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The Corporation also received partial payments for accrued interest, totalling $390,000, for its investment in ABCP since the market disruption. The Corporation has not recorded any interest income since the initial maturity of the ABCP it held but the expected proceeds from the interest are considered in the determination of the fair value of the ABCP at December 31, 2008. As of March 1, 2009, there are currently no market quotations available for the New notes.
During the second quarter of 2008, the Corporation entered into a temporary credit facility with the chartered bank that sold the Corporation the ABCP. This credit facility was put in place to finance the repayment to Centocor (see the heading “Clinical Development of KIACTA™ for AA amyloidosis” above), since this obligation was secured by ABCP. Following the implementation of the ABCP restructuring plan in January 2009, the Corporation received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term. In addition, the Corporation also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to $12,004,000, bear interest at prime rate minus 1% and require security in the Corporation’s investments in the New notes, among others requirements. The offers for the revolving credit facilities also include a put option feature in the next two to three years, which may limit the Corporation’s losses to between 25% and 55% of the New notes, subject to certain conditions.
As at December 31, 2008, the Corporation estimated the fair value of these ABCP at approximately $8,865,000, of which $473,000 is presented as part of Restricted Cash in its financial statements, as it is pledged to a bank as collateral for a letter of credit issued in connection with a lease agreement. In connection with its fair value estimations, the Corporation recorded a decrease in fair value of $1,184,000 for the year ended December 31, 2007, and an increase in fair value of $309,000 during 2008, to recognize fair value adjustments related to these investments. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The Corporation estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Corporation estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 1.04% to 1.54% (weighted average rate of 1.29%), depending on the type of series. These future cash flows were discounted, according to the type of series, over five to 28-year periods (weighted average period of 14.9 years) and using discount rates ranging from 6.9% to 47.3% (weighted average rate of 32.1%). The Corporation took into account its estimated share of the restructuring costs associated with the restructuring plan. The Corporation also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Corporation’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Corporation records the New notes at current fair value each period, such adjustments will directly impact earnings.
BELLUS Health’s largest shareholders have influence over its business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Corporation’s Common Shares.
Giving effect to the Picchio Pharma Reorganization, PTIC, FMRC and certain persons related to such entities, own, directly or indirectly, an aggregate of approximately 25.73% of BELLUS Health’s outstanding Common Shares as at December 31, 2008. In addition, each of PTIC and FMRC has the right to nominate one director of the Corporation and PTIC and FMRC have the right to jointly nominate another, for a total of three of the 12 directors of the Corporation. PTIC, FMRC and certain persons related to such entities have the ability to exercise some degree of influence over BELLUS Health’s business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Corporation and may adversely affect the price of its Common Shares.
DIVIDENDS
We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.
DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), all without nominal or par value. Excluding options issued under and outside of our Stock Option Plan, as at December 31, 2008, 50,043,892 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares. We also have Notes and Warrants outstanding.
Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.
Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by our Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.
2006 Notes. The 2006 Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The 2006 Notes are convertible into Common Shares based on an initial conversion rate of 50.7181 shares per US$1,000.00 principal amount of 2006 Notes (US$19.72/Common Share) which represents a conversion premium of 20% over our share price at date of issuance.
The 2006 Notes are convertible, at the option of the holder under the following conditions:
➢	after December 31, 2006, if the closing sale price of our Common Shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

➢	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per US$1,000.00 principal amount of 2006 Notes was equal to or less than 97% of the average conversion value of the 2006 Notes;

➢	if we make certain distributions on our Common Shares or engages in certain transactions; and

➢	at any time from, and including October 15, 2009 to November 15, 2009, from October 15, 2011 to November 15, 2011 and at any time on or after November 15, 2021.
On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is US$1,000.00 and whose denominator is the average of the closing sale prices of the Common Shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.
On or after November 15, 2011, we may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, holders of 2006 Notes may require that we purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest.
We may, at our discretion, elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.
The terms of the 2006 Notes required the continued listing of the Corporation’s shares on a recognized national securities exchange in the US. The trust indenture governing the 2006 Notes was amended in December 2008 so as to permit delisting from NASDAQ; the Corporation received the consent of the holders of over a majority in value of the Company’s 2006 Notes. In January 2009, the Corporation delisted its shares from NASDAQ.
2007 Notes and Warrants. The 2007 Notes are composed of senior convertible notes (the “Senior Convertible Notes”) and junior convertible notes (the “Junior Convertible Notes”). We also issued warrants (the “Warrants”) to purchasers of 2007 Notes. During the year ended December 31, 2007, $35,500,000 of the Senior Convertible Notes were converted into 5,619,321 Common Shares and the totality of the Junior Convertible Notes was converted into 4,444,449 Common Shares.
The Senior Convertible Notes mature on May 3, 2027, subject to earlier repurchase, redemption or conversion. Interest on the Senior Convertible Notes started accruing on May 2, 2007, and is payable semi-annually in cash until maturity, beginning on November 15, 2007.

The Senior Convertible Notes have a conversion price equal to the lesser of US$12.68 or the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding any conversion, subject to a minimum conversion price of US$6.00 and a maximum conversion price of US$12.68.
The conversion price of the Senior Convertible Notes may be adjusted to be a fixed price, for the period from October 15, 2009, to November 15, 2009, equal to 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. The conversion price may be settled in cash or Common Shares at our option, effectively subject to a maximum amount of 24.9% of the issued and outstanding shares of the Company as of April 27, 2007, unless shareholder approval is subsequently obtained in order to issue a greater amount. Subject to a minimum conversion price of US$6.00, if we elect not to issue shares to an investor upon conversion of the Senior Convertible Notes, we will make a cash payment to the investor for the differential based on the arithmetic average of the five-day volume-weighted average price for the Common Shares preceding the date of the relevant conversion.
The Senior Convertible Notes include anti-dilution provisions customary for instruments of this nature, certain of which are subject to TSX and shareholder approval.
The Senior Convertible Notes are be subject to early redemption, at our election for the principal amount plus accrued and unpaid interest, provided that the market price for the Common Shares at the time of the redemption has been greater than 175% of the maximum conversion price of the Senior Convertible Notes for each of the immediately preceding 10 consecutive trading days. Redemption may be settled at our option in cash or Common Shares. In the event of a change of control prior to maturity of the Senior Convertible Notes, we are required to offer to redeem the Senior Convertible Notes in which case the Senior Convertible Notes may, at the option of the holders, be redeemed for the principal amount thereof plus any accrued but unpaid interest, plus the interest to which the investors would have otherwise been entitled at the maturity date of the Senior Convertible Notes and additional compensation to make the investors whole for the loss of their ability to exercise the Warrants.
The Warrants entitle the holders thereof to purchase up to an aggregate of 2,250,645 Common Shares at an initial exercise price of US$12.68 per Common Share for a period beginning November 2, 2007, and ending on May 2, 2012.
The exercise price and/or the number of Common Shares underlying the Warrants are subject to adjustment in certain circumstances, including where: (i) we issue Common Shares at a price per share less than the exercise price for the Warrants (other than pursuant to the 2007 Notes); (ii) we grant options or issue convertible securities where the exercise of such options or conversion of such securities could result in the issuance of Common Shares at a price per share less than the exercise price of the Warrants (other than pursuant to the 2007 Notes); (iii) the purchase price under any options, the additional consideration payable upon the issue, conversion, exercise or exchange of any convertible securities or the rate at which any convertible securities are convertible shall decrease; (iv) we subdivide one or more classes of its outstanding Common Shares, whether by share split, share dividend, recapitalization or otherwise; (v) we declare a dividend or make certain other distributions, by way of a return of capital or otherwise; or (vi) in certain cases, upon the consolidation, merger, sale of all or substantially all assets, reorganization or recapitalization or a change of control. Certain of such adjustments require the prior approval of our shareholders and of the TSX.
MARKET FOR SECURITIES
Our Common Shares are listed and posted for trading on the TSX (NRM) and were, until January 2009, quoted on the NASDAQ. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Common Shares on NASDAQ and the TSX.

	NASDAQ (US$)			TSX (CDN$)
Period	High	Low	Volume	High	Low	Volume
January 2008	2.76	1.51	4,055,153	2.74	1.52	2,618,282
February 2008	1.85	1.23	2,832,803	1.85	1.26	1,835,014
March 2008	1.79	1.31	2,304,617	1.76	1.30	1,465,100
April 2008	4.00	1.42	3,155,926	2.29	1.86	287,473
May 2008	2.00	1.55	1,421,951	2.00	1.52	897,539
June 2008	1.73	1.25	1,475,100	1.70	1.27	645,801
July 2008	1.91	0.94	1,802,670	1.94	0.90	954,518
August 2008	1.70	0.98	1,176,545	1.66	1.04	569,304
September 2008	1.37	0.74	1,433,072	1.38	0.85	748,751
October 2008	0.94	0.42	1,520,562	0.98	0.55	1,731,085
November 2008	1.11	0.42	1,654,112	1.30	0.52	1,122,919
December 2008	0.74	0.21	1,313,179	0.69	0.35	4,125,879
PRIOR SALES
During 2008, we issued 11,500 Common Shares upon the exercise of options for an aggregate exercise price of CDN$7,475 (CDN$0.65 per option exercised).
DIRECTORS AND OFFICERS
The following table lists our directors and executive officers, as at March 1, 2009. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation.

				Period
				during
	Age			which
Name and Municipality	(at March 10,			served as a
of Residence	2009)	Principal Occupation	Office	Director
Dr. Francesco Bellini, O.C. (1), (2) Calgary, Alberta, Canada	61	Chairman, President and Chief Executive Officer of the Corporation	Chairman of the Board, President and Chief Executive Officer	2002-2009
John Bernbach(3) New York, New York, United States	65	Chairman and Chief Executive Officer of The Bernbach Group, Inc. (a marketing advisory company)(4)	Director	2007-2009
Dr. Colin Bier (5) Montreal, Quebec, Canada	63	Managing Director, ABA BioResearch Inc.	Director	1996-2009
André R. Desmarais, O.C.(2), (6) Montreal, Quebec, Canada	52	President & Co-Chief Executive Officer, Power Corporation of Canada (a diversified management and holding company)	Director	2006-2009
Neil Flanzraich(2), (3), (7) Miami, Florida, United States	65	Consultant(8)	Director	2006-2009
Hélène F. Fortin, CA(5) St-Lambert, Quebec, Canada	52	Partner, Demers Beaulne, GPCA, Chartered Accountant(9)	Director	2008-2009
Peter Kruyt(1), (6) Montreal, Quebec, Canada	53	President and Chief Executive Officer, Victoria Square Ventures Inc. (a holding company)	Director	2002-2009
François Legault(1), (6) Montreal, Quebec, Canada	52	President and Chief Operating Officer, ViroChem Pharma Inc. (a biopharmaceutical company)	Director	2004-2009
John Molloy(6) Kingston, Ontario, Canada	55	President and Chief Executive Officer, Parteq Research and Development Innovations, Queen’s University (a university technology transfer organization)	Director	1994-2009
Calin Rovinescu(2), (3) Montreal, Quebec, Canada	53	Senior Principal of Genuity Capital Markets (an independent investment dealer)(10)	Director	2006-2009

				Period
				during
	Age			which
Name and Municipality	(at March 10,			served as a
of Residence	2009)	Principal Occupation	Office	Director
Graeme K. Rutledge(5) Perth, Ontario, Canada	67	Consultant	Director	2003-2009
Dr. Emil Skamene(3), (6) Montreal, Quebec, Canada	67	Professor of Medicine and Director, Centre for the Study of Host Resistance, McGill University	Director	2002-2009

Mariano Rodriguez Montreal, Quebec, Canada	39	Vice President, Finance and Chief Financial Officer(11)	Vice President, Finance and Chief Financial Officer	—

Dr. Denis Garceau Montreal, Quebec, Canada	52	Senior Vice President, Drug Development	Senior Vice President, Drug Development	—

Dr. Lise Hébert Montreal, Quebec, Canada	47	Vice President, Corporate Communications	Vice President, Corporate Communications	—

Dr. Nigel Levens Montreal, Quebec, Canada	57	Vice President, Research(12)	Vice President, Research	—

Dr. Shona McDiarmid Montreal, Quebec, Canada	54	Vice President, Intellectual Property and Compliance(13)	Vice President, Intellectual Property and Compliance	—

Judith Paquin Montreal, Quebec, Canada	41	Vice President, Human Resources(14)	Vice President, Human Resources	—

David Skinner Montreal, Quebec, Canada	44	Vice-President, General Counsel and Corporate Secretary	Vice-President, General Counsel and Corporate Secretary	—

Gary Schmid Montreal, Quebec, Canada	50	President and Chief Executive Officer of OVOS Natural Health Inc.(15)	President and Chief Executive Officer of OVOS Natural Health Inc.	—

Laurent Choppe Pully, Switzerland	46	General Manager of BELLUS Health (International) Limited (16)	General Manager of BELLUS Health (International) Limited	—
NOTES:

(1)	Pursuant to a board representative agreement among VSVI, AlbertaCo and the Corporation dated December 18, 2008, the Corporation covenanted to cause one nominee of VSVI, one nominee of AlbertaCo and one joint nominee of VSVI and AlbertaCo to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. VSVI’s and AlbertaCo’s right to one nominee each shall terminate on the date each of them ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares and VSVI’s and AlbertaCo’s right to a joint nominee shall terminate on the date they cease to collectively own at least 15% of the issued and outstanding Common Shares. Dr. Bellini is the nominee of AlbertaCo, Mr. Kruyt is the nominee of VSVI and Mr. Legault is the joint nominee of AlbertaCo and VSVI.

(2)	Member of the Executive Committee.

(3)	Member of the Compensation Committee.

(4)	Between August 2000 and June 2003, Mr. Bernbach was a partner at Barnet-Bernbach-Carduner LLC, a venture capital company. Between June 2003 and December 2008, Mr. Bernbach was President of NTM (Not Traditional Media) Inc. (a marketing advisory company).

(5)	Member of the Audit Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Mr. Flanzraich is the Lead Director of the Corporation.

(8)	Until February 2006, Mr. Flanzraich was Vice-Chairman and President of IVAX Corporation (a pharmaceutical firm).

(9)	Until June, 2008, Ms. Fortin was a partner at CGF, Chartered Accountants (an accounting firm).

(10)	Mr. Rovinescu served as Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April, 2003.

(11)	Prior to 2004, Mr. Rodriguez was Vice President, Finance and Chief Financial Officer of Galileo Genomics Inc., a biopharmaceutical company.

(12)	Prior to his appointment as Vice President, Research at BELLUS Health Inc. upon the Corporation’s acquisition of Innodia Inc. (now renamed BELLUS Health (Innodia) Inc.) in July 2008 , Dr. Levens served as the Chief Scientific Officer and Vice President, Research at Innodia Inc., a position he still holds. Between 2003-2005, prior to joining Innodia Inc., Dr. Levens worked as Head of Biology for Biovitrum AB of Sweden, which specializes in metabolic diseases such as Type II diabetes, obesity, and metabolic syndrome and from 2005-2006 as Head of Preclinical Research at Hurley Consulting Associates, in the US.

(13)	Prior to 2005, Dr. McDiarmid served as Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group.

(14)	Prior to January 2004, Ms. Paquin was Vice President, Human Resources of Schering Canada Inc., a biopharmaceutical company.

(15)	Prior to February 2008, Mr. Schmid was President and Chief Executive Officer of Santé Naturelle A.G. Ltd. since November 2006. Mr. Schmid was Chief Operating Officer of Santé Naturelle A.G. Ltd. between May 2006 and November 2006. Between 1999 and January 2006, Mr. Schmid held various positions at Abbott Laboratories, including in its nutraceutical division.

(16)	Prior to July 2004, Mr. Choppe was Vice President, Virology-Oncology-Cardiology at Schering Canada Inc.
As of March 1, 2009, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 8,190,000 of the Common Shares outstanding. 1
The following is a description of the current committees of the Board:
Committees of the Board
Executive Committee
The Board has established an Executive Committee, whose mandate includes assisting the Board in responding to matters, including (but not limited to) reviewing and approving matters on behalf of the Board, when (i) it is impractical to call a full Board meeting in a timely fashion, (ii) specific transactions or actions have previously been approved in principle by the full Board and subsequently require a specific resolution for formal approval, or (iii) management requires timely input from the Board on particular matters, whether of an operational or other nature.
The Executive Committee has been delegated all powers of the Board in respect of the business and affairs of the Corporation, during the intervals between meetings of the Board, except for those powers which, under the laws governing the Corporation, or the by-laws of the Corporation, may not be exercised by such a committee, in all cases in which specific directions shall not previously have been given by the Board. In delegating to the Executive Committee authority to act between meetings of the Board, the Board recognizes the need for flexibility for the Executive Committee to act on matters where action may be necessary between Board meetings and the calling of a special Board meeting is not warranted. The current members of the Executive Committee are Dr. Francesco Bellini (Chair), Mr. André R. Desmarais, Mr. Neil Flanzraich and Mr. Calin Rovinescu.
Audit Committee
The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Corporation’s internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mrs. Hélène Fortin.

[1]	Included in this amount are 5,981,254 Common Shares owned directly or indirectly by FMRC, a trust of which Dr. Bellini is a beneficiary, and its affiliates.

Compensation Committee
The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans and overseeing succession planning. The current members of the Compensation Committee are Mr. Calin Rovinescu (Chair), Mr. John Bernbach, Mr. Neil Flanzraich and Dr. Emil Skamene.
Nominating and Corporate Governance Committee
The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Corporation’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. François Legault and Mr. John Molloy.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
From time to time during the normal course of business, we become party to legal proceedings. At the date hereof, we are not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to us on a consolidated basis. In addition, during the year ended December 31, 2008, we were not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; any penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Management Services Agreement
On March 1, 2003, we entered into a management services agreement (the “Management Services Agreement”) with Picchio International into which Picchio Pharma intervened. All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board. Since March 1, 2003, the Management Services Agreement has been renewed for successive periods. Most recently, it was automatically renewed for a one-year period, ending on November 30, 2009.
The Management Services Agreement provides that Picchio International shall provide to the Corporation the services of Dr. Francesco Bellini as Chief Executive Officer of the Corporation and provide the services of other members of Picchio International. Under the agreement, Picchio International is currently providing, and will continue to provide, on-going regular consulting, advisory and administrative services, including consulting on research and development activities, clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and investor relations.

In consideration of the services rendered under the Management Services Agreement, Picchio International is entitle to receive a monthly fee of CDN$208,114. Discussions between the Corporation and Picchio International are ongoing with a view to reducing the cash component of the monthly fee. The Management Services Agreement provides that this fee shall be adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account. However, the Management Services Agreement was automatically renewed for a one-year period, ending on November 30, 2009 without any adjustment in the fee. The monthly fee for 2009 is the same as the monthly fee as at January 2008, which was the same monthly fee as at January 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and Picchio International relating to the services provided pursuant to such agreement. Under the Management Services Agreement, during the fiscal periods ended December 31, 2008, 2007 and 2006, we recorded management fees of US$2,360,000, US$2,343,000, and CDN$2,164,000, respectively. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date.
The Management Services Agreement provides that Picchio International shall not, without the Corporation’s written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. Picchio International also agreed not to hire any of the Corporation’s employees during the term of the Management Services Agreement and for the twelve months following its expiration.
Performance Target Agreement
Pursuant to an agreement between BELLUS Health and Dr. Francesco Bellini dated December 1, 2004, (the “Performance Target Agreement”), BELLUS Health agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, we agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (ALZHEMED™) and/or its back-up and/or next generator molecules, 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (KIACTA™), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation’s management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini had, prior to 2008, met the performance targets in respect of the eprodisate (KIACTA™) transaction target and in respect of the financing target.
If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides us with management services, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by BELLUS Health upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.
All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.
Lease with a Related Party
In 2005, the Corporation entered into a lease agreement for a three-year period ended April 2008 with a company in which certain shareholders of the Corporation have an equity interest. During 2007, the lease agreement was extended to April 2011. For the year ended December 31, 2008, sub-lease revenue under the agreement amounted to $904,000 (2007 — $858,000; 2006 — $846,000). The Corporation provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.
AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Graeme K. Rutledge and Mrs. Hélène Fortin are audit committee financial experts.
AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES
Charter of the Audit Committee
The Charter of the Audit Committee is attached hereto as Schedule A.
Composition of the Audit Committee
Until the next annual meeting of shareholders of the Corporation, the Audit Committee is composed of Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mrs. Hélène Fortin. Each of the members of the Audit Committee is financially literate and independent.
Relevant Education and Experience
Up to 2002, Mr. Rutledge, a chartered accountant and Fellow of the Ordre des comptables agréés du Québec, was a senior partner at Deloitte & Touche, LLP, Canada. Since 1990, Dr. Colin Bier has been a consultant toxicologist, as well as managing and scientific director of ABA BioResearch, an independent bioregulatory consulting company. Dr. Bier has extensive management experience in the biomedical sector, having held senior scientific and executive management positions in the contract research industry. Mrs. Hélène Fortin, a chartered accountant, and member of the Ordre des comptables agréés du Québec, is a partner at Demers Beaulne, GPCA, Chartered Accountant, in Montreal.
As such, all members of the Corporation’s Audit Committee understand the accounting principles the Corporation uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Rutledge and Mrs. Fortin both have experience in preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. They also have significant experience in preparing such audits and supervising persons engaged in such activities.
Mr. Rutledge, Dr. Bier and Mrs. Fortin have an understanding of internal controls and procedures for financial reporting.
External Auditor Services Fees
The Corporation has paid KPMG LLP (“KPMG”), its external auditors, the following fees in each of the last two fiscal periods.

Annual Audit and Interim Financial Statements review fees
The following sets forth the aggregate fees for each of the last two fiscal periods for professional fees to KPMG for the audit of the annual financial statements, the review of interim financial statements, and, in 2008, the audit of internal controls over financial reporting, or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

Fiscal year ended December 31, 2008	CDN$283,810
Fiscal year ended December 31, 2007	CDN$231,000
Audit-Related Fees
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2008
Sundry consultations	CDN$14,250
Translation services	CDN$10,562

Fiscal year ended December 31, 2007
Public offering	CDN$52,500
Sundry consultations	CDN$15,575
Translation services	CDN$8,305
Tax Fees
The following sets forth the aggregate fees in each of last two fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2008	CDN$18,758
Fiscal year ended December 31, 2007	CDN$15,000
All Other Fees
The following sets forth the aggregate fees in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2008	None
Fiscal year ended December 31, 2007	None
Our Audit Committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.
TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc. is the Canadian transfer agent and registrar for our Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for our Common Shares.

INTEREST OF EXPERTS
KPMG has audited our consolidated balance sheets as at December 31, 2008 and 2007, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2008, December 31, 2007, and December 31, 2006, and for the period from inception (June 17, 1993) to December 31, 2008. KPMG are independent in accordance with the Code of Ethics of l’Ordre des Comptables Agréés du Québec.
ADDITIONAL INFORMATION
Additional information regarding BELLUS Health may be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our information circular for our most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our comparative financial statements for the most recently completed financial year.

Schedule A
BELLUS HEALTH INC.
AUDIT COMMITTEE CHARTER
ESTABLISHMENT OF COMMITTEE
     The establishment of the Audit Committee of the Board of Directors of the BELLUS Health Inc. (the “Corporation”) is hereby confirmed with the purpose, constitution and responsibilities described below.
THE PURPOSE OF THE AUDIT COMMITTEE
     The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor’s qualifications, independence and performance and (iv) the performance of the Corporation’s internal audit function (if any). Management is responsible for (a) the preparation, presentation and integrity of the Corporation’s financial statements, (b) accounting and financial reporting principles and (c) the Corporation’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.
     The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee’s members in business, financial and accounting matters.
MEMBERSHIP
     The Committee shall consist of no fewer than three members of the Board of Directors, all of whom shall be appointed by the Board. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, the members of the Committee shall meet the independence and financial literacy requirements of The NASDAQ Stock Market, Inc. (“NASDAQ”) and applicable law and no Committee member may have participated in the preparation of the financial statements of the Corporation or any of its subsidiaries at any time in the previous three years. Appointment to the Committee, and the designation of any Committee members as “audit committee financial experts”, shall be made on an annual basis by the full Board upon recommendation of the Nominating and Corporate Governance Committee.
COMPENSATION OF COMMITTEE MEMBERS
     No member of the Committee may receive any compensation from the Corporation other than (i) director’s fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Compensation Committee and the Board of Directors.

COMMITTEE STRUCTURE AND OPERATIONS
     The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.
     The Audit Committee shall meet at such times and places as it shall determine. The Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session with the independent auditor, the internal auditor, if any, and management. The Chairman of the Audit Committee shall report on Audit Committee activities to the full Board of Directors.
RESPONSIBILITIES
     The Audit Committee:
•	is directly responsible for the appointment (and recommends to the Corporation’s Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation and oversight of the work of the Corporation’s independent auditor; the independent auditor shall report directly to the Audit Committee.

•	reviews and discusses the written statement from the independent auditor concerning any relationship between the independent auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assesses the independence of the auditor.

•	reviews and evaluates the qualifications, performance and independence of the independent auditor.

•	establishes policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

•	reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, (b) the results of the annual audit examination and accompanying management letters and (c) the results of the independent auditor’s procedures with respect to interim audit periods.

•	reviews and discusses reports from the independent auditor on (a) all critical accounting policies and practices used by the Corporation, (b) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

•	reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Corporation’s accounting principles and such matters as are required to be discussed with the Committee under generally accepted auditing standards.

•	discusses and reviews with management and the independent auditor quarterly financial statements, the year-end audited financial statements, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related press releases, and recommends them for approval to the Board of Directors and, more specifically, that the audited financial statements be included in the annual report to shareholders, the Annual Information Form (in Canada) and the Annual Report on the

US Securities and Exchange Commission (“SEC”) Form 40-F (or other relevant SEC Form) for the financial year.

•	reviews and discusses with management the Corporation’s principal risks affecting financial reporting and the steps management has taken to monitor and control such risks.

•	reviews and has prior-approval authority for related-party transactions (as defined in the relevant NASDAQ requirements).

•	reviews and discusses with management, the independent auditor, the Chief Financial Officer and the internal auditor, if any: (a) the adequacy and effectiveness of the Corporation’s internal controls (including any significant deficiencies or material weaknesses and significant changes in internal controls reported to the Committee by the independent auditor or management), (b) the Corporation’s internal audit procedures, where applicable, and (c) the adequacy and effectiveness of the Corporation’s disclosures controls and procedures, and management reports thereon.

•	reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal auditor, if any.

•	establishes procedures for the receipt, retention and treatment by the Corporation of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	establishes policies for the hiring of employees and former employees of the independent auditor.

•	when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Committee as the Committee shall direct.
PERFORMANCE EVALUATION
     The Audit Committee will engage in an annual self-assessment with the goal of continuing improvement, and will annually review and reassess the adequacy of its charter, and recommend any changes to the full Board of Directors.
RESOURCES AVAILABLE TO THE COMMITTEE
     The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.
DIRECT COMMUNICATION WITH THE COMMITTEE
     The Chairman of the Audit Committee is to be contacted directly by the Chief Financial Officer, the internal auditor, if any, or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board of Directors’ responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.